UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1932.
(Amendment No.    )*

Air Transport Services Group, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

00922R105
(CUSIP Number)

March 13, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐      Rule 13d-1(b)

 ☒     Rule 13d-1(c)

 ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 00922R105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).		Dell Loy Hansen
2.	Check the Appropriate Box If A Member of A Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization		State of Utah
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	3,242,160
	6.	Shared Voting Power	99,157
	7.	Sole Dispositive Power	3,242,160
	8.	Shared Dispositive Power	99,157
9.	Aggregate Amount Beneficially Owned By Each Reporting Person		3,341,317
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares		☐
11.	Percent of Class Represented By Amount In Row (9)		5.29%
12.	Type of Reporting Person		IN

Page 2 of 7 pages

CUSIP No. 00922R105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).		Mr. D Investments, LLC
2.	Check the Appropriate Box If A Member of A Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization		State of Utah
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	99,157
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	99,157
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned By Each Reporting Person		99,157
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares		☐
11.	Percent of Class Represented By Amount In Row (9)		.16%
12.	Type of Reporting Person		CO

Page 3 of 7 pages

Item 1(a).	Name of Issuer:
Air Transport Services Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
145 Hunter Drive Wilmington, OH 45177a

Item 2(a).	Name of Persons Filing:
(1) Dell Loy Hansen; (2) Mr. D Investments, LLC

Item 2(b).	Address of Principal Business Office, or if None, Residence:
595 S. Riverwoods Pkwy., Suite 400 Logan, UT 84321

Item 2(c).	Citizenship:
Mr. Dell Loy Hansen is an individual and is a U.S. citizen. Mr. Dell Loy Hansen is the managing member of Mr. D Investments a Utah limited liability company.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value (the "Common Stock").

Item 2(e).	CUSIP Number:
922105

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	( a )	☐		Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
	( b )	☐		Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	( c )	☐		Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	( d )	☐		Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	( e )	☐		An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	( f )	☐		An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

Page 4 of 7 pages

( g )	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
( h )	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
( i )	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
( j )	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Dell Loy Hansen and Mr. D Investments, LLC are the beneficial owners of 3,341,317of the outstanding shares of Common Stock. Dell Loy Hansen is the beneficial owner of 3,242,160 shares of Common Stock and Mr. D Investments, LLC is the beneficial owner of 99,157 shares of Common Stock.

	(b)	Percent of class:

Dell Loy Hansen and Mr. D Investments, LLC are the beneficial owners of 5.29% of the outstanding shares of Common Stock. Dell Loy Hansen is the beneficial owner of 5.13% of outstanding shares of Common Stock.  Mr. D Investments, LLC is the beneficial owner of .16% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which the person has:

Dell Loy Hansen is the managing member of Mr. D Investments, LLC, a three-person investment club, which may direct the vote and disposition of 99,157 shares of Common Stock. Dell Loy Hansen may direct the vote and disposition of 3,242,160 shares of Common Stock.

Page 5 of 7 pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
n/a

Item 8.	Identification and Classification of Members of the Group.
n/a

Item 9.	Notice of Dissolution of Group.
n/a

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer o the securiteis and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2009
Date

/s/ Dell Loy Hansen
Signature

Dell Loy Hansen
Name/Title

Mr. D Investments, LLC

/s/ Dell Loy Hansen
Signature

Dell Loy Hansen, Managing Member
Name/Title

Page 7 of 7 pages